We partner with insurance companies to offer insurance to our HUGS tenants

Required Tenant Insurance

- Personal Property
- Personal Liability
- Loss of Use
- Medical Payment to Others

Additional Tenant Insurance (Optional)

- Bikes
- Water Damage
- Pet Damage
- Musical Intruments
- Jewelry